FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2012

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 2 April, 2012

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 2 April, 2012

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange announcement dated 7 March 2012 entitled 'Director/PDMR Shareholding'

Exhibit 2: Stock Exchange announcement dated 20 March 2012 entitled 'Director/PDMR Shareholding'

Exhibit 3: Stock Exchange announcement dated 22 March 2012 entitled 'Director/PDMR Shareholding'

Exhibit 4: Stock Exchange announcement dated 26 March 2012 entitled 'Director/PDMR Shareholding'

Exhibit 5: Stock Exchange announcement dated 27 March 2012 entitled 'Director/PDMR Shareholding'

Exhibit 1:

7 March  2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 7 March 2012 of the following transactions by Mr D Lewis (PDMR) which took place on 6 March 2012:

·      Exercise of 7,425 options granted on 21 March 2002 under the Unilever PLC 1997 Executive Share Option Scheme at an option price of 1296p per Unilever PLC ordinary share of 3 1/9p each.

·      Mr D Lewis subsequently sold 7,425 ordinary shares of 3 1/9p each at a price of 2037.00p per share.

 The above transactions were carried out in the UK.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

7 March 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 2:

20 March  2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 20 March 2012 of the following transactions by Mr K Havelock (PDMR) which took place on 19 March 2012:

·      Exercise of 20,250 options granted on 21 March 2002 under the Unilever PLC 1997 Executive Share Option Scheme at an option price of 1296p per Unilever PLC ordinary share of 3 1/9p each.

 ·      Mr K Havelock subsequently sold 20,250 ordinary shares of 3 1/9p each at a price of 2072.77p per share.

 The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 20 March 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 3:

22 March  2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 20 March 2012 that on 18 and 19 March 2012 the following awards under the Unilever Global Share Incentive Plan, the Unilever North America 2002 Omnibus Equity Compensation Plan and the Unilever Share Matching scheme vested based on the London Stock Exchange closing price of £20.89 or the New York Stock Exchange closing price of $33.29 (as appropriate) on 19 March 2012.

 Unilever Global Share Incentive Plan 2007 (GSIP)

 The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in March 2009 with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

 Mr D A Baillie (PDMR) received 12,567 Unilever PLC Ordinary shares of 3 1/9p each after 8,127 were withheld to meet tax liabilities.

 Professor G Berger (PDMR) received 6,905 Unilever PLC Ordinary shares of 3 1/9p each after 7,481 were withheld to meet tax liabilities.

 Mr K Kruythoff (PDMR) received 5,497 Unilever PLC Ordinary shares of 3 1/9p each after 5,957 were withheld to meet tax liabilities.

 Mr D Lewis (PDMR) received 7,426 Unilever PLC Ordinary shares of 3 1/9p each after 8,048 were withheld to meet tax liabilities.

 Mr H Manwani (PDMR) received 18,931 Unilever PLC Ordinary shares of 3 1/9p each after 1,049 were withheld to meet tax liabilities.

 Mr P Polman (Director) received 40,559 Unilever PLC Ordinary shares of 3 1/9p each after 19,654 were withheld to meet tax liabilities.

 Mr A de Saint-Affrique (PDMR) received 11,012 Unilever PLC Ordinary shares of 3 1/9p each.

 Mr K F Weed (PDMR) received 7,566 Unilever PLC Ordinary shares of 3 1/9p each after 8,198 were withheld to meet tax liabilities.

 Mr J Zijderveld (PDMR) received 7,387 Unilever PLC Ordinary shares of 3 1/9p each after 8,006 were withheld to meet tax liabilities.

 The above transactions were carried out in the UK.

 Unilever Global Share Incentive Plan 2007 (GSIP) - Restricted Stock

 The following number of Unilever PLC Ordinary shares of 3 1/9p each vested as Restricted Stock with pre-set performance conditions:

 Mr D Lewis (PDMR) received 4,479 Unilever PLC Ordinary shares of 3 1/9p each after 4,855 were withheld to meet tax liabilities.

 The following number of Unilever PLC Ordinary shares of 3 1/9p each vested as Restricted Stock:

 Mr J-M Huët (Director) received 10,503 Unilever PLC Ordinary shares of 3 1/9p each after 11,380 were withheld to meet tax liabilities.

 The above transactions were carried out in the UK.

 Unilever Share Matching Scheme

 The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in March 2009 with conditional rights pursuant to the Unilever Share Matching Scheme:

 Mr D A Baillie (PDMR) received 5,115 Unilever PLC Ordinary shares of 3 1/9p each.

 Professor G Berger (PDMR) received 948 Unilever PLC Ordinary shares of 3 1/9p each after 1,029 were withheld to meet tax liabilities.

 Mr K Havelock (PDMR) received 2,435 Unilever PLC Ordinary shares of 3 1/9p each after 11 were withheld to meet tax liabilities.

 Mr K Kruythoff (PDMR) received 2,374 Unilever PLC Ordinary shares of 3 1/9p each.

 Mr D Lewis (PDMR) received 583 Unilever PLC Ordinary shares of 3 1/9p each after 523 were withheld to meet tax liabilities.

 Mr H Manwani (PDMR) received 4,273 Unilever PLC Ordinary shares of 3 1/9p each after 1,069 were withheld to meet tax liabilities.

 Mr P Polman (Director) received 2,559 Unilever PLC Ordinary shares of 3 1/9p each after 854 were withheld to meet tax liabilities.

 Mr K F Weed (PDMR) received 1,339 Unilever PLC Ordinary shares of 3 1/9p each after 1,156 were withheld to meet tax liabilities.

 Mr J Zijderveld (PDMR) received 2,666 Unilever PLC Ordinary shares of 3 1/9p each.

 The above transactions were carried out in the UK.

 Unilever North America 2002 Omnibus Equity Compensation Plan

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded in March 2009 with conditional rights pursuant to the Unilever Leadership Performance Share Program:

 Mr A Jope (PDMR) received 10,969 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 5,152 were withheld to meet tax liabilities.

 The above transaction was carried out in the USA.

 The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded in March 2009 with conditional rights pursuant to the Unilever North America Performance Share Program:

 Mr A Jope (PDMR) received 7,130 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 4,090 were withheld to meet tax liabilities.

 The above transaction was carried out in the USA.

 Unilever PLC was notified on 20 March 2012 that on 18 and 19 March 2012 the following award under the Unilever North America 2002 Omnibus Equity Compensation Plan was granted based on the New York Stock Exchange closing price of $33.29 (as appropriate) on 19 March 2012.

 Unilever North America 2002 Omnibus Equity Compensation Plan

 The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded under a Special Performance Incentive Award with pre-set performance conditions:

Mr A Jope (PDMR)	1,155

 The above transaction was carried out in the USA.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 22 March 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 4:

26 March  2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 26 March 2012 of the following transaction which took place on 23 March 2012:

Mr P.L. Sigismondi (PDMR) - sale of 500 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2049p per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

26 March 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 5:

27 March  2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 23 March 2012 that on 22 March 2012 either dividend equivalents or dividends earned were reinvested as additional shares on the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP), the Unilever Share Matching Scheme, and the Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before-Tax Share Bonus Program. These additional shares were based on the London Stock Exchange closing price of £20.56 or the New York Stock Exchange closing price of $32.64 (as appropriate) on 22 March 2012.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 543 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 453 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 332 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 984 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 273 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 444 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 483 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 1,371 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 287 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 436 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 444 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 401 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 135 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 86 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 106 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 37 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 42 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 130 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 182 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 180 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 90 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 124 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 132 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 128 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

 Unilever Management Co Investment Plan (MCIP)

 Dividends earned on MCIP Investment Shares were as follows:

Mr K Havelock (PDMR) - 93 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 37 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 79 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 51 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Share Matching Scheme

 Dividend equivalents were earned on Matching Shares awarded in 2009 pursuant to the Unilever Share Matching Scheme. The dividend equivalents reinvested were as follows:

Mr K Havelock (PDMR) - 22 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 22 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 23 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 24 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

 Unilever Share Matching Scheme

 Dividends earned on Purchased Shares were as follows:

Mr K Havelock (PDMR) - 20 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 19 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 20 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 22 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

 Unilever North America 2002 Omnibus Equity Compensation Plan

Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan shares. The dividend equivalents reinvested were as follows:

 Global Share Incentive Program

 Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 497 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transactions were carried out in the USA.

Management Co-Investment Program
 Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 95 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transactions were carried out in the USA

Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 32 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Dividends earned on Purchased Shares were as follows: Mr A Jope (PDMR) - 8 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
The above transaction was carried out in the USA.

 Reinvestment of dividend on beneficially owned shares

 Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr K Havelock (PDMR) - 2 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 47 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 111 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 399 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

 27 March 2012

Safe Harbour:

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, finalising fair values related to prior acquisitions, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage sustainability, regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates, completion of the Sustainable Development Report 2011 and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.